Exhibit 2.1

Execution Version

CONFIDENTIAL

TWELFTH WAIVER AND AGREEMENT

This TWELFTH WAIVER AND AGREEMENT, dated as of August 12, 2019 (this “Waiver”), is by and among Genworth Financial, Inc., a Delaware corporation (the “Company”), Asia Pacific Global Capital Co., Ltd., a limited liability company incorporated in the People’s Republic of China (“Parent”), and Asia Pacific Global Capital USA Corporation, a Delaware corporation (“Merger Sub”) (each of the Company, Parent and Merger Sub, a “Party” and collectively, the “Parties”). Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, the Company, Parent and Merger Sub have entered into that certain (i) Agreement and Plan of Merger, dated as of October 21, 2016 (the “Merger Agreement”), (ii) Waiver and Agreement, dated as of August 21, 2017, (iii) Second Waiver and Agreement, dated as of November 29, 2017, (iv) Third Waiver and Agreement, dated as of February 23, 2018, (v) Fourth Waiver and Agreement, dated as of March 27, 2018, (vi) Fifth Waiver and Agreement , dated as of July 28, 2018, (vii) Sixth Waiver and Agreement, dated as of August 14, 2018, (viii) Seventh Waiver and Agreement, dated as of November 30, 2018, (ix) Eighth Waiver and Agreement, dated as of January 30, 2019, (x) Ninth Waiver and Agreement, dated as of March 14, 2019, (xi) Tenth Waiver and Agreement, dated as of April 29, 2019, and (xii) Eleventh Waiver and Agreement, dated as of June 30, 2019 (the “Eleventh Waiver”);

WHEREAS, pursuant to Section 7.l(b) of the Merger Agreement, it is a condition to the obligations of each of the Parties to effect the Merger that, prior to the Effective Time, the Parties shall have obtained the required non-PRC Regulatory Approvals including the Parent Approvals referred to in Section 7.l(b) of the Parent Disclosure Letter, the Company Approvals referred to in Section 7.l(b) of the Company Disclosure Letter and any other approvals from any Government Entity with competent jurisdiction for which the failure to obtain such approval would subject the Company, Parent, or their respective Affiliates, or any of their respective directors, officers, other employees or Representatives to any criminal liability;

WHEREAS, Section 8.2(a) of the Merger Agreement provides that the Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if the Merger shall not have been consummated by August 31, 2017 (the “End Date”), whether such date is before or after the date of adoption of the Merger Agreement by the stockholders of the Company referred to in Section 7.l(a) of the Merger Agreement; provided, that the right to terminate the Merger Agreement under Section 8.2(a) of the Merger Agreement shall not be available to any Party if such failure of the Closing to occur on or prior to the End Date is principally caused by or is the result of a material breach of the Merger Agreement by such Party;

WHEREAS, pursuant to Section 1(a) of the Eleventh Waiver, each of the Parties waived its right to terminate the Merger Agreement and abandon the Merger pursuant to Section 8.2(a) of the Merger Agreement prior to the Eleventh Waiver End Date (as defined in the Eleventh Waiver);

WHEREAS, as of the date hereof, certain approvals required under Section 7.1(b) of the Merger Agreement have not been obtained (the “Outstanding Approvals”) and the Parties have reasonably determined that certain of such Outstanding Approvals will not be obtained by the Eleventh Waiver End Date;

WHEREAS, the board of directors of each of the Parties has determined that it is in such Party’s best interests and the best interests of its stockholder or stockholders (as applicable) for the Parties to continue to be bound by the Merger Agreement and each of the Parties desires to waive its right to terminate the Merger Agreement pursuant to Section 8.2(a) of the Merger Agreement prior to the Twelfth Waiver End Date (as defined below) as set forth in Section 1 of this Waiver;

WHEREAS, the Company has requested (a) that Parent approve the Final Transaction Documents (as defined in the Eleventh Waiver) in the form attached to an email from the Company to Parent on August 11, 2019 in connection with the sale of the Company’s and its Subsidiaries’ ownership interest in Genworth Canada and its Subsidiaries (collectively, “MIC” and such ownership interest, the “MIC Investment”), which include a draft Share Purchase Agreement (together with all exhibits, annexes and schedules thereto, the “Share Purchase Agreement”) by and among the Company, Genworth Financial International Holdings, LLC (“GFIH”), Genworth Mortgage Insurance Corporation (“GMIC”, and together with the Company and GFIH, each a “Seller Party” and collectively, the “Seller Parties”), Brookfield BBP Canada Holdings Inc. (the “Purchaser”) and Brookfield Business Partners L.P. (the “Guarantor”, and together with the Purchaser, each, a “Purchaser Party” and collectively, the “Purchaser Parties”), and (b) that Parent and Merger Sub waive certain provisions of the Merger Agreement that would restrict or prohibit the Seller Parties from, among other things, entering into the Final Transaction Documents and consummating the transactions contemplated under the Share Purchase Agreement, including, for the avoidance of doubt, the USMI Contribution (as defined in the Share Purchase Agreement) (the “MIC Sale”);

WHEREAS, Parent has conditioned its approval of the Final Transaction Documents upon the Parties’ execution and delivery of this Waiver;

WHEREAS, the Parties acknowledge and agree that Parent may in its sole discretion require that the closing of the Merger not occur unless and until the Company and its Subsidiaries have fully disposed of the MIC Investment pursuant to the Final Transaction Documents;

WHEREAS, each of the Parties desires to waive certain provisions of the Merger Agreement as and to the extent expressly provided in this Waiver, subject to the terms and conditions herein; and

WHEREAS, as of the date hereof, each of the Parties has reasonably determined and therefore acknowledges that (i) each of the Parties has performed its obligations under the Merger Agreement in all material respects including the obligation to use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement, as soon as practicable, and (ii) there has been no breach of any representation, warranty, covenant, or agreement under the Merger Agreement on the part of any of the Parties.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and undertakings contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to and on the terms and conditions set forth in this Waiver, the Parties, each intending to be legally bound, hereby acknowledge and agree as follows:

SECTION 1.    WAIVER OF TERMINATION RIGHT.

(a)    Each of the Company and Parent hereby irrevocably waives its right to terminate the Merger Agreement and abandon the Merger pursuant to Section 8.2(a) of the Merger Agreement prior to the date that is the earliest to occur of: (i) December 31, 2019; (ii) the termination of the Share Purchase Agreement; (iii) in the event that the Company breaches Section 2 of this Waiver, the date on which Parent notifies the Company expressly in writing of such breach, specifying that such notice is given under this Section 1(a)(iii); (iv) in the event the Company notifies Parent in writing, specifying that such notice is given under this Section 1(a)(iv), that it is seeking Parent’s consent pursuant to Section 2(b) or Section 2(c) below, the date that is the earlier to occur of the (1) fifth Business Day after Parent receives such notice, unless Parent has previously notified the Company in writing that it is providing such consent without conditions, or (2) the date Parent notifies the Company in writing that it is withholding or conditioning such consent; (v) in the event Parent directs the Company in writing to take or refrain for taking any action specified in Section 2(c) below, the date that is the earliest to occur of (1) the fifth Business Day after the Company receives such direction, unless the Company has previously notified Parent in writing that it is complying with such direction, or (2) the date the Company notifies Parent in writing that it is not complying with such direction; (vi) in the event that the MIC Sale is consummated, the date on which Parent, in its sole discretion, notifies the Company expressly in writing of its decision to accelerate the End Date to the date of such notice, specifying that such notice is given under this Section 1(a)(vi), provided that, such notice shall be given within five (5) Business Days after the consummation of the MIC Sale; (vii) in the event that any Affiliate of the Company enters into a credit agreement with the Guarantor or any of its Affiliates, as contemplated by that certain Commitment Letter from the Guarantor to the Company, included in the Final Transaction Documents, the date on which Parent, in its sole discretion, notifies the Company expressly in writing of its decision to accelerate the End Date to the date of such notice, specifying that such notice is given under this Section 1(a)(vii), provided that, such notice shall be given within five (5) Business Days after execution of such credit agreement; or (viii) in the event that after the date hereof any Governmental Entity imposes or requires any term, condition, obligation, restriction, requirement, limitation, qualification, remedy or other action that applies to any member of the Parent Group or the Company Group (other than

(1) a requirement to provide information regarding the terms of the MIC Sale and updates to factual information previously provided to such Governmental Entity, or (2) those that would solely apply to MIC or its Subsidiaries and take effect after the consummation of the MIC Sale) (each, a “Condition”) in connection with (A) any Parent Approval or Company Approval with respect to the Merger, that (I) is materially and adversely different, individually or in the aggregate, from the Conditions set forth in the orders, consents, approvals, permits or authorizations issued by Governmental Entities with respect to the Merger that are in effect on the date hereof, (II) is materially and adversely different, individually or in the aggregate, from the Conditions set forth in such Governmental Entity’s order, consent, approval, permit or authorization with respect to the Merger as in effect on the date hereof or (III) would require the Merger to be consummated on terms that are materially and adversely different from those set forth in the filings and applications (as amended) that were reflected prior to the date hereof in formal submissions to any Governmental Entity and that formed the basis upon which such Governmental Entity heretofore issued its order, consent, approval or authorization with respect to the Merger, including with respect to the funding of the Aggregate Merger Consideration to be paid at Closing, or (B) its approval or non-disapproval of the MIC Sale, the date on which Parent notifies the Company expressly in writing that it will not agree to such Condition, specifying that such notice is given under this Section 1(a)(viii) (whichever date is applicable under clauses (i) through (viii), the “Twelfth Waiver End Date”). For the avoidance of doubt, all references to “End Date” in the Merger Agreement shall mean the Twelfth Waiver End Date, and each Party acknowledges and agrees that the waiver set forth in Section 1(a) of the Eleventh Waiver shall hereby be terminated and be of no further force and effect.

(b)    The Company hereby acknowledges and agrees that Parent, may in its sole discretion, require that the closing of the Merger not occur unless and until the Company and its Subsidiaries have fully disposed of the MIC Investment pursuant to the Final Transaction Documents.

(c)    Each Party hereby irrevocably waives the limitation contained in the proviso in Section 8.2(a) of the Merger Agreement with respect to the other Party’s right to terminate the Merger Agreement pursuant to such Section 8.2(a), and acknowledges that such other Party’s termination right on or after the End Date will be unconditional.

SECTION 2.    MIC INVESTMENT.

(a)    Subject to this Section 2, Parent and Merger Sub hereby waive compliance by the Seller Parties with Section 6.1 and Section 6.2(c)(ii) of the Merger Agreement to the extent the same would restrict or prohibit the Seller Parties from entering into the Final Transaction Documents and consummating the MIC Sale.

(b)    Without Parent’s express written consent, which may be conditioned or withheld in Parent’s sole discretion, the Company shall not, and shall cause other Seller Parties not to, (i) amend, supplement or modify any material term of any Final Transaction Document, (ii) waive any material right of any Seller Party or compliance by any Purchaser Party with any of its material obligations under any Final Transaction Document, or (iii) consent or otherwise agree to any of the foregoing.

(c)    The Company (i) without the express written consent of Parent, which may be conditioned or withheld in Parent’s sole discretion, shall not, and shall cause the other Seller Parties not to, exercise, and (ii) if so directed by Parent expressly in writing, shall, and shall cause the other Seller Parties to, exercise: (A) the Seller Parties’ option to extend the “Outside Date” (as defined in the Share Purchase Agreement) pursuant to the terms of the Share Purchase Agreement and (B) the Seller Parties’ right to terminate any Final Transaction Document pursuant to its terms.

(d)    The Company shall, and shall cause the other Seller Parties to, diligently enforce their rights and the Purchaser Parties’ obligations under the Final Transaction Documents and shall reasonably consult with the individuals designated by Parent in the written notice to the Company, dated July 12, 2019 (together with any other individual that may be designated by Parent by written notice to the Company from time to time, the “Parent Designees”) with respect to any action to be taken or withheld under the Final Transaction Documents, including the MIC Sale. As used herein, the Company’s obligation to “reasonably consult” with the Parent Designees about a subject matter includes keeping the Parent Designees promptly informed about all material progress and updates with respect to such matter, offering the Parent Designees a reasonable opportunity (in no event less than 24 hours) to provide comments, suggestions and/or recommendations and considering the same in good faith. Parent shall cause the Parent Designees to make themselves reasonably available to the Company for the purposes of such consultation (including, for U.S.-based Parent Designees, by being reasonably available during the Company’s normal business hours); it being understood that the Parent Designees may need to consult with Representatives of Parent regarding such matters, that such further consultation may not occur until the following Business Day, and that, while the Parent Designees shall respond promptly to the Company, nothing herein shall be interpreted to require the Parent Designees to respond to the Company within the same day. Without limiting the generality of the foregoing, and subject to Sections 2(b) and 2(c) above, the Company shall reasonably consult with the Parent Designees with respect to

(i)    The engagement of any outside Representatives of the Company or any other Seller Party for the MIC Sale, including the fees or compensation of such Representatives;

(ii)    All material notices, documents or other communications made or received by any Seller Party under the Final Transaction Documents. The Company shall promptly provide the Parent Designees a copy of the same;

(iii)    All material breaches or threatened breaches of any party to any Final Transaction Documents of which it has knowledge. The Company shall promptly notify the Parent Designees of any such breach or threatened breach upon it acquiring knowledge of the same, and provide the Parent Designees a reasonably detailed description of such breach or threatened breach;

(iv)    The material terms of all Proposals. The Company shall promptly notify the Parent Designees of any Proposals made or received by any Seller Party or any of its Representative, and if requested by the Parent Designees, provide them a copy of such Proposals, if in written form, or a summary of the material terms of such Proposals, if otherwise. “Proposals” shall mean all material documents from, or other material communications with, any Purchaser Party, MIC, any Governmental Entity or other third party (but excluding any Representative of the Company) setting forth, with respect to the MIC Sale, any of the following: (A) use of proceeds from the MIC Sale or any other transactions contemplated by the Final Transaction Documents, (B) transaction structure, including the ownership structure of any assignee of the Purchaser pursuant to Section 10.3 of the Share Purchase Agreement (specifically includes any operating agreement, limited partnership agreement, contribution agreement, investment agreement or other similar agreements relating to the same); (C) any term prohibiting or restricting the sharing of information between the Company and Parent; (D) commitments to any Governmental Entity; (E) stockholder’s rights; (F) non-compete or other restrictions on the Company’s business other than MIC; and (G) the sale or other disposition of the MIC Interest or part thereof other than the MIC Sale; provided that “Proposals” shall not include any documents or communications that only contain information with respect to items in (A) through (F) that has previously been communicated to the Parent Designees;

(v)    All drafts of agreements with any Purchaser Party to the extent such agreements are not within the scope of the Final Transaction Documents;

(vi)    Without limiting Section 6.8 of the Merger Agreement, all press releases and other public announcements with respect to the MIC Sale;

(vii)    Without limiting Section 6.5 of the Merger Agreement, all substantive filings and other substantive communications with any Governmental Entity with respect the MIC Sale;

(viii)    The exercise, failure to exercise, or waiver of any and all material rights of any Seller Party or obligations of any Purchaser Party under the Final Transaction Documents, including the Seller Parties’ right to be consulted with by the Purchaser Parties about the regulatory approval process in connection with the MIC Sale, as set forth under Section 8.1 of the Share Purchase Agreement; and

(ix)    All material costs to be incurred in connection with the MIC Sale.

(e)    The foregoing paragraph (d) shall not require the Company or any of its Affiliates or Representatives to disclose any information that in the reasonable judgement of the Company would violate applicable Laws or any of the Company’s confidentiality obligations; provided that the Company has complied with Section 2(d)(iv) hereof with respect to any such confidentiality obligations embodied in Proposals and Section 2(b)(iii) of the Eleventh Waiver with respect to any such confidentiality obligations embodied in “Proposals” (as defined in the Eleventh Waiver), and has made reasonable efforts to obtain a waiver regarding the possible disclosure from the third party to whom it owes the confidentiality obligation.

SECTION 3.    GENERAL ACKNOWLEDGEMENTS AND WAIVERS.

(a)    The Company hereby (i) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of Parent or Merger Sub and (ii) irrevocably waives any claim against each of Parent and Merger Sub based upon or arising out of any actual or alleged breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof for all purposes under the Merger Agreement, including Section 8.3(a) and Section 8.5 (as applicable).

(b)    Parent hereby (i) acknowledges that, as of the date hereof, there has been no breach of the Merger Agreement on the part of the Company and (ii) irrevocably waives any claim against the Company based upon or arising out of any actual or alleged breach by the Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement based upon the facts or circumstances existing or occurring on or prior to the date hereof for all purposes under the Merger Agreement, including Section 8.4(b) and Section 8.5 (as applicable).

(c)    Upon a valid termination of the Merger Agreement by either the Company or Parent in accordance with its terms:

(i)    The Company, for itself and for the Company Group, irrevocably waives, releases and discharges any claim or cause of action of every kind and nature, whether known or unknown, suspected or unsuspected, concealed or hidden, against each and every member of Parent Group, based upon facts or circumstances existing or occurring on or prior to the date of such termination, relating in any way to the Merger Agreement, the transactions under the Merger Agreement and the termination of the Merger Agreement, including (A) any such claims under Laws, (B) any claims alleging a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement (for the avoidance of doubt, including any “willful or intentional breach” (as defined under the Merger Agreement)) and (C) any claims under Section 8.5(c) of the Merger Agreement, and agrees not to bring or threaten to bring or otherwise join in any claim or Proceeding against any member of Parent Group relating to, arising out of or in connection with the foregoing whether in law, equity or otherwise; and

(ii)    Parent for itself and for the Parent Group, irrevocably waives, releases and discharges any claim or cause of action of every kind and nature, whether known or unknown, suspected or unsuspected, concealed or hidden, against each and every member of Company Group, based upon facts or circumstances existing or occurring on or prior to the date of such termination, relating in any way to the Merger Agreement, the transactions under the Merger Agreement and the termination of the Merger Agreement, including (A) any such claims under Laws, (B) any claims alleging a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement (for the avoidance of doubt, including any “willful or intentional breach” (as defined under the Merger Agreement)) and (C) any claims under Section 8.5(b) of the Merger Agreement, and agrees not to bring or threaten to bring or otherwise join in any claim or Proceeding against any member of Company Group relating to, arising out of or in connection with the foregoing whether in law, equity or otherwise.

SECTION 4.    GENERAL PROVISIONS.

(a)    Except as expressly provided herein, nothing in this Waiver shall be deemed to constitute a waiver of compliance by any Party with respect to any other term, provision or condition of the Merger Agreement (including Section 6.5 of the Merger Agreement) or shall be deemed or construed to amend, supplement or modify the Merger Agreement or otherwise affect the rights and obligations of any Party thereto, all of which remain in full force and effect.

(b)    The following provisions from the Merger Agreement shall be incorporated into, and be effective with respect to, this Waiver as if set forth herein in their entirety: Section 9.2 (Modification or Amendment), Section 9.4 (Counterparts), Section 9.5 (Governing Law; Arbitration; Specific Performance; Sovereign Immunity), Section 9.6 (Notices), Section 9.9 (Obligations of Parent and of the Company), Section 9.11 (Severability), Section 9.12 (Interpretation; Construction) and Section 9.13 (Assignment).

[Signature page follows]

IN WITNESS WHEREOF, the Parties have duly executed this Waiver as of the date first written above.

GENWORTH FINANCIAL, INC.

By:	/s/ Thomas J. McInerney
Name:	Thomas J. McInerney
Title:	President and Chief Executive Officer

ASIA PACIFIC GLOBAL CAPITAL CO., LTD.

By:	/s/ Xiaoxia Zhao
Name:	Xiaoxia Zhao
Title:	Director and General Manager

ASIA PACIFIC GLOBAL CAPITAL USA CORPORATION

By:	/s/ Xiaoxia Zhao
Title:	Xiaoxia Zhao
Name:	President

[Signature Page to Twelfth Agreement and Waiver]